January 29, 2018

George Yeh
President
Taiwan Liposome Company, Ltd.
11F-1, No. 3 Yuanqu Street
Nangang District
Taipei City, Taiwan 11503
Republic of China

       Re: Taiwan Liposome Company, Ltd.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 17, 2018
           CIK No. 0001722890

Dear Mr. Yeh:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Submitted January 17, 2018

Overview, page 1

1. We note your response to prior comment 2. However, your disclosure on page 105 notes that a product must treat a serious or life threatening disease in addition to addressing an unmet medical need to be eligible for fast track designation. Because it is not clear that the indications for your product candidates would be considered serious or life threatening diseases, please tell us why you believe it is appropriate to use the term
 George Yeh
Taiwan Liposome Company, Ltd.
January 29, 2018
Page 2

       "significant areas of unmet medical need." In the alternative, please revise your disclosure to remove the inference that you would be eligible for fast track designation based on treatment of an unmet medical need.
Business
TLC599, page 74

2. We note your revised disclosure in response to comment 10 of our letter dated January 5,
       2018. Please further revise your disclosure to include the date of filing and indication for the IND for TLC599.
TLC599 - Market Research Study, page 85

3. We note that you have included data from a market survey conducted by ZS Associates on your behalf. Please tell us what consideration you have given to filing the ZS
       Associates' consent as an exhibit to the registration statement as required by Section 7 of the Securities Act.
Our Solution: TLC178, page 89

4.     We note your disclosure on page 92 regarding TAX317 and TAX320 data.
Please
       explain the significance of these studies and how it relates to your statement that studies have shown that GEM and vinorelbine can be an active and well-tolerated regimen with comparable activity and better tolerability compared to vinorelbine alone.
Intellectual Property, page 98

5. We note that one of your issued patents for TLC178 expires in 2019. Please revise your disclosure to explain the material impact, if any, of the patent expiration on your business and prospectus for TLC178.

       You may contact Franklin Wyman at 202-551-3660 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeff Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.

FirstName LastNameGeorge Yeh                                 Division of
Corporation Finance
Comapany NameTaiwan Liposome Company, Ltd.                   Office of
Healthcare & Insurance
June 16, 2017 Page 2
cc: Charlie Kim
FirstName LastName